UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated November 13, 2006

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures: Rhodia announces strong results for the third quarter 2006

 PRESS RELEASE

Paris – November 10, 2006

 STRONG RESULTS FOR THE THIRD QUARTER 2006

•

Net Sales* at €1,179 million, up 9.3% vs. Q3 2005, driven by strong volume growth (up 5.5%) and price increases (up 7%) to offset the rise in the cost of raw materials and energy.

•

Recurring EBITDA** climbs 60% to €160 million; recurring EBITDA Margin of 13.6% compared with 9.3% in Q3 2005.

•

Sharp rise in Operating Profit, to €112 million from €8 million in Q3 2005.

•

Net Income of €71 million, against a loss of €121 million in Q3 2005.

Summary income statement

In € million After impact of discontinued operations	Q3 2005	Q3 2006	% Variation
Net Sales*	1,079	1,179	+9.3%
Recurring EBITDA**	100	160	+60%
Recurring EBITDA Margin	9.3%	13.6%	-
Operating Profit	8	112	-
Income/(loss) before income tax	(80)	50	-
Profit/(loss) from continuing operations	(84)	73	-
Discontinued operations	(37)	(2)	-
Net Income (loss)	(121)	71	-

1.

Strong improvement in Q3 2006 operating performance

Net Sales* rose 9.3% to €1,179 million in the third quarter 2006, from €1,079 million a year earlier. The increase reflected the very significant impact of price increases (up 7%) and the strong growth in volumes (up 5.5%), driven by robust demand across all businesses.

Recurring EBITDA increased by 60%, to €160 million from €100 million in the third quarter 2005. Recurring EBITDA Margin rose to 13.6% from 9.3% year on year. This operating performance reflected the solid demand during the period and the Group’s ability to increase prices to offset the rise in raw material and energy costs.

* Excluding other revenues

**Before restructuring, amortization and depreciation, other operating income and expense, and capital gains and losses on divestments

Rhodia Form 6-k - 1/11

Operating Profit climbed to €112 million from €8 million a year earlier, driven by the improvement in operating performance and the reduction in restructuring costs. In addition, a €27 million profit was recorded in connection with the setting up of Orbeo, the 50-50 joint venture with Société Générale to trade Rhodia’s carbon emissions credits.

The Financial Result improved to €(62) million from €(88) million in the third quarter 2005, primarily due to the decline in interest expense following the reduction in consolidated debt. The third quarter 2005 was also impacted by a €14 million unrealized foreign exchange loss.

Net Income was €71 million compared to a net loss of €121 million a year earlier. Net Income in the third quarter 2006 included the recognition of €34 million of deferred tax assets following the return to profit of the Group’s North American operations.

Consolidated net debt slightly down from June 30, 2006

Capital Expenditure totaled €68 million during the period, while Working Capital Requirement rose a modest €13 million. The ratio of operational Working Capital Requirement to total sales improved to 13.5% at September 30, 2006 from 13.9% a year earlier.

Free Cash Flow* was negative, at €(5) million, after including €17 million of restructuring cash costs.

Consolidated net debt totaled €1,921 million, a €149 million decrease compared to June 30, 2006. The reclassification of the debt linked to discontinued operations under “liabilities associated with assets classified as held for sale” led to €111 million of debt reduction, relating to Silicones for the most part.

2.

Building for the future

▪

On the back of its improved operating performance, Rhodia took advantage of favorable market conditions in October to issue €1.1 billion in floating rate notes to refinance part of its debt. The transaction enabled the Group to extend its debt maturity profile, provide greater flexibility and reduce interest expenses.

▪

The planned sale of Rhodia’s Silicones business to China National BlueStar Corporation will contribute further to the refocusing on businesses in which the Group holds strong leadership positions and in which Rhodia expects to generate its future growth.

▪

The Group is pursuing its development in Asia, with the announcement of the construction of a polyamide intermediates (HMD) plant in China and a new specialty surfactants unit in India. These projects will strengthen the Asian presence of Rhodia Polyamide and Novecare.

▪

Rhodia has submitted ahead of plan its first request to the United Nations Framework Convention on Climate Change Secretariat (UNFCCC) to obtain CERs. This follows a third party audit of its greenhouse gas emissions reduction at the Onsan plant in South Korea. As a consequence, Rhodia expects to receive 1 million tonnes of CERs before the end of the year. The greenhouse-gas abatement unit in Brazil is scheduled to come on stream in the fourth quarter. The Group confirms that it will have a total of 11 to 13 million tonnes a year of CERs available starting in 2007.

*Defined as “net cash provided by operating activities” less “additions to property, plant and equipment” and “other capital investments”

Rhodia Form 6-k - 2/11

3.

Outlook

Market conditions should remain satisfactory in the fourth quarter, in an environment still shaped by high, volatile raw material and energy prices. For the year as a whole, price increases made by the Group should offset higher raw material and energy costs.

Rhodia remains confident it will meet its 2006 objectives:

A recurring EBITDA Margin of at least 13%.

A positive Net Income for 2006.

A ratio of net debt to recurring EBITDA no higher than 2.9 times.

Looking further ahead, the Group reiterates its medium-term objectives.

This press release and a detailed presentation of the third-quarter results will be available as of 7:30 am at: www.rhodia.com

This press release contains elements that are not historical facts including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €5 billion in 2005 and employs around 19,500 people worldwide. Rhodia is listed on Euronext Paris and the New York Stock Exchange.

Contacts

Press Relations
Lucia Dumas	+33 (0)1 53 56 64 84
Rita Hillig	+33 (0)1 53 56 64 04
Investor Relations
James Palmer	+33 (0)1 53 56 64 89

Rhodia Form 6-k - 3/11

Results Fact Sheet: Q3 2006

(Note new discontinued operations: Silicones)

Income Statement
€ million	Q3 2005	Q3 2006	Variation	YTD 30/09/2005	YTD 30/09/2006	Variation
Net Sales	1 079	1 179	9.3%	3 336	3 593	7.7%
Other revenue	75	75	-	295	322	9.2%
Recurring EBITDA	100	160	60.0%	395	488	23.5%
Recurring EBITDA Margin *	9.3%	13.6%		11.8%	13.6%
Depreciation & Amortization	(81)	(73)		(235)	(226)
Other Gains and Losses	6	27		(10)	23
Restructuring Costs	(17)	(2)		(42)	(14)
Operating Profit	8	112		108	271
Financial Results	(88)	(62)		(314)	(171)
Income/(loss) before income tax	(80)	50		(206)	100
Income tax	(4)	23		(38)	57
Income/(loss) from continuing operations	(84)	73		(244)	157
Income/(loss) from discontinued operations	(37)	(2)		(147)	(43)
Net Income/(loss)	(121)	71		(391)	114
Net Income/(loss) (Group Share)	(122)	70		(391)	111
Minority interests	1	1		-	3

	Net Sales			Recurring EBITDA			Operating Profit
€ million	Q3 2005	Q3 2006	Variation	Q3 2005	Q3 2006	Variation	Q3 2005	Q3 2006
RHODIA	1 079	1 179	9.3%	100	160	60.0%	8	112
POLYAMIDE	406	479	18.0%	46	69	50.0%	21	46
ACETOW	104	108	3.8%	27	28	3.7%	18	20
NOVECARE	226	229	1.3%	20	28	40.0%	4	20
SILCEA	100	98	(2.0)%	11	13	18.2%	(6)	6
ECO SERVICES	55	59	7.3%	18	23	27.8%	13	18
ORGANICS	204	213	4.4%	(3)	14	-	3	6
ENERGY SERVICES	-	1	-	1	2	-	1	29
CORPORATE & Others	(16)	(8)	50.0%	(20)	(17)	15%	(46)	(33)

(all figures are in € million after discontinued operations)

Sales and Recurring EBITDA of new discontinued operations: Silicones
	Q1 05	Q2 05	Q3 05	Q4 05	FY 05	Q1 06	Q2 06	Q3 06
Net Sales	97	103	100	100	400	107	110	98
Recurring EBITDA	14	13	13	16	56	17	21	11

Net Financial Debt
December 31. 2005	March 31. 2006	June 30. 2006	Sept 30. 2006
2 089	2 107	2 070	1 921

2006 Targets	Mid term Targets
Recurring EBITDA Margin* of at least 13%	Recurring EBITDA margin* > 15%**
Positive Net Income	Net Debt / Recurring EBITDA < 2.2x**
Net Debt / Recurring EBITDA ≤ 2.9x

* Calculated as recurring EBITDA / Net Sales                             ** Excluding CER projects

Rhodia Form 6-k - 4/11

Results Fact Sheet: Q3 2006

(all figures are in € million after discontinued operations)

POLYAMIDE

•

Solid volume growth for both nylon intermediates and engineering plastics

•

Strong price increases in particular in nylon intermediates offset raw material cost increases

•

Particularly strong end markets for electric & electronics and consumer & industrial goods

ACETOW	• Stable volumes • Good pricing trends offset raw material cost increases
NOVECARE

•

Performance driven by good volume growth and favourable pricing particularly in North America in Home & Personal Care

•

Buoyant Industrial Additives and Oilfield Chemicals market

•

Further benefits from fixed cost savings

SILCEA	• Now focused on Silica systems and Rare Earths • Good volume growth particularly in Rare Earths • Favourable pricing trends notably in Silica systems
ECO SERVICES	• Positive impact of price indexation mechanism • Good volumes driven by increased demand for sulphuric acid and regeneration
ORGANICS

•

Return to reliable industrial performance after major operational difficulties in Q3 2005

•

Good pricing trends offset raw material cost increases

•

Restructuring delivers further significant fixed cost reduction

ENERGY SERVICES	• South Korean abatement plant now up and running • First emissions reduction audited & CER issuance request filed with UNFCC • 1 Mt of CERs expected by year end
	Q3 06	• Energy supply optimization continues to deliver benefits • No cogeneration activity (seasonal)

	Net Sales Q3 2005	Scope	Foreign Exchange conversion	Volume & mix	Selling Price	Foreign Exchange transaction effect	Net Sales Q3 2006
RHODIA	1079	(15)	(7)	59	77	(14)	1179
POLYAMIDE	406	(2)	5	21	59	(10)	479
ACETOW	104	0	(1)	2	4	(1)	108
NOVECARE	226	(9)	(5)	15	3	(1)	229
SILCEA	100	(7)	(1)	3	5	(2)	98
ECO SERVICES	55	0	(2)	3	3	0	59
ORGANICS	204	(3)	(2)	9	5	0	213
ENERGY SERVICES	0	0	0	1	0	0	1
CORPORATE & Others	(16)	6	(1)	5	(2)	0	(8)

	Recurring EBITDA Q3 2005	Scope	Foreign Exchange conversion	Volume & mix	Selling Price*	Raw materials & Energy	Fixed Costs	Recurring EBITDA Q3 2006	Recurring EBITDA Margin** Q3 2006
RHODIA	100	(1)	(1)	33	60	(43)	12	160	13.6%
POLYAMIDE	46	(2)	0	13	47 [a]	(38)[a]	3	69	14.4%
ACETOW	27	0	0	0	2	(1)	0	28	25.9%
NOVECARE	20	(1)	(1)	5	2	0	3	28	12.2%
SILCEA	11	0	0	2	4	(3)	(1)	13	13.3%
ECO SERVICES	18	0	(1)	2	2	1	1	23	39.0%
ORGANICS	(3)	(5)	0	10	4	(2)	10	14	6.6%
ENERGY SERVICES	1	2	0	2	0	(3)	0	2	-
CORPORATE & Others	(20)	5	1	(1)	(1)	3	(4)	(17)	-

*Including FX transaction effect  ** Calculated as recurring EBITDA / Net Sales

a: Polyamide: Local currency price increases  +€56m

Local currency material costs -€43m

Rhodia Form 6-k - 5/11

Results Fact Sheet: YTD 30/09/2006

(all figures are in € million after discontinued operations)

	Net Sales			Recurring EBITDA			Operating Profit
	YTD 30/09/2005	YTD 30/09/2006	Variation	YTD 30/09/2005	YTD 30/09/2006	Variation	YTD 30/09/2005	YTD 30/09/2006
RHODIA	3 336	3 593	7.7%	395	488	23.5%	108	271
POLYAMIDE	1 266	1 421	12.2%	191	203	6.3%	111	129
ACETOW	301	330	9.6%	77	84	9.1%	51	62
NOVECARE	693	714	3.0%	76	83	9.2%	43	58
SILCEA	297	304	2.4%	34	45	32.4%	2	24
ECO SERVICES	158	175	10.8%	47	60	27.7%	31	44
ORGANICS	658	674	2.4%	23	52	126.1%	3	18
ENERGY SERVICES	-	1	-	10	27	170%	1	49
CORPORATE & Others	(37)	(26)	29.7%	(63)	(66)	(4.8)%	(134)	(113)

	Net Sales YTD 30/09/2005	Scope	Foreign Exchange conversion	Volume & mix	Selling Price	Foreign Exchange transaction effect	Net Sales YTD 30/09/2006
RHODIA	3336	(44)	110	99	142	(50)	3593
POLYAMIDE	1266	(7)	84	79	49	(50)	1421
ACETOW	301	0	6	6	15	2	330
NOVECARE	693	(26)	10	15	24	(2)	714
SILCEA	297	(21)	4	11	15	(2)	304
ECO SERVICES	158	0	2	(3)	18	0	175
ORGANICS	658	(9)	6	(7)	24	2	674
ENERGY SERVICES	0	0	0	1	0	0	1
CORPORATE & Others	(37)	19	(2)	(3)	(3)	0	(26)

	Recurring EBITDA YTD 30/09/2005	Scope	Foreign Exchange conversion	Volume & mix	Selling Price*	Raw materials & Energy	Fixed Costs	Recurring EBITDA YTD 30/09/2006	Recurring EBITDA Margin** YTD 30/09/2006
RHODIA	395	(2)	15	50	88	(84)	26	488	13.6%
POLYAMIDE	191	(9)	14	32	(1)	(18)	(6)	203	14.3%
ACETOW	77	(1)	2	2	16	(13)	1	84	25.5%
NOVECARE	76	(6)	2	(1)	20	(18)	10	83	11.6%
SILCEA	34	1	1	7	12	(11)	1	45	14.8%
ECO SERVICES	47	0	1	1	16	(2)	(3)	60	34.3%
ORGANICS	23	(9)	1	1	26	(19)	29	52	7.7%
ENERGY SERVICES	10	12	0	9	0	(6)	2	27	-
CORPORATE & Others	(63)	10	(6)	(1)	(1)	3	(8)	(66)	-

   *Including FX transaction effect                 ** Calculated as recurring EBITDA / Net Sales

Rhodia Form 6-k - 6/11

Results Fact Sheet: YTD September 30, 2005 & 2006 results

adjusted for Q3 06 discontinued operations

RHODIA	Q1 2005	Q1 2006	Q2 2005	Q2 2006	H1 2005	H1 2006	Q3 2005	Q3 2006	YTD 30/09/2005	YTD 30/09/2006
( M € )
Net Sales	1 096	1 203	1 161	1 211	2 257	2 414	1 079	1 179	3 336	3 593
Recurring EBITDA	150	161	145	167	295	328	100	160	395	488
% Sales*	13.7%	13.4%	12.5%	13.8%	13.1%	13.6%	9.3%	13.6%	11.8%	13.6%
Operating Profit	66	69	34	90	100	159	8	112	108	271

POLYAMIDE
( M € )
Net Sales	419	464	441	478	860	942	406	479	1 266	1 421
Recurring EBITDA	74	57	71	77	145	134	46	69	191	203
% Sales*	17.7%	12.3%	16.1%	16.1%	16.9%	14.2%	11.3%	14.4%	15.1%	14.3%
Operating Profit	52	32	38	51	90	83	21	46	111	129
ACETOW
( M € )
Net Sales	92	109	105	113	197	222	104	108	301	330
Recurring EBITDA	23	30	27	26	50	56	27	28	77	84
% Sales*	25.0%	27.5%	25.7%	23.0%	25.4%	25.2%	26.0%	25.9%	25.6%	25.5%
Operating Profit	15	21	18	21	33	42	18	20	51	62
NOVECARE
( M € )
Net Sales	228	246	239	239	467	485	226	229	693	714
Recurring EBITDA	28	29	28	26	56	55	20	28	76	83
% Sales*	12.3%	11.8%	11.7%	10.9%	12.0%	11.3%	8.8%	12.2%	11.0%	11.6%
Operating Profit	19	21	20	17	39	38	4	20	43	58
SILCEA
( M € )
Net Sales	93	103	104	103	197	206	100	98	297	304
Recurring EBITDA	11	15	12	17	23	32	11	13	34	45
% Sales*	11.8%	14.6%	11.5%	16.5%	11.7%	15.5%	11.0%	13.3%	11.4%	14.8%
Operating Profit	5	7	3	11	8	18	(6)	6	2	24
ECO SERVICES
( M € )
Net Sales	48	56	55	60	103	116	55	59	158	175
Recurring EBITDA	11	14	18	23	29	37	18	23	47	60
% Sales*	22.9%	25.0%	32.7%	38.3%	28.2%	31.9%	32.7%	39.0%	29.7%	34.3%
Operating Profit	6	7	12	19	18	26	13	18	31	44
ORGANICS
( M € )
Net Sales	229	232	225	229	454	461	204	213	658	674
Recurring EBITDA	18	17	8	21	26	38	(3)	14	23	52
% Sales*	7.9%	7.3%	3.6%	9.2%	5.7%	8.2%	(1.5)%	6.6%	3.5%	7.7%
Operating Profit	6	4	(6)	8	0	12	3	6	3	18
ENERGY SERVICES
( M € )
Net Sales								1		1
Recurring EBITDA	2	22	7	3	9	25	1	2	10	27
Operating Profit	(5)	17	5	3	0	20	1	29	1	49
CORPORATE & OTHERS
( M € )
Sales & intercompany sales eliminations	(13)	(7)	(8)	(11)	(21)	(18)	(16)	(8)	(37)	(26)
Recurring EBITDA	(17)	(23)	(26)	(26)	(43)	(49)	(20)	(17)	(63)	(66)
Operating Profit	(32)	(40)	(56)	(40)	(88)	(80)	(46)	(33)	(134)	(113)

*Calculated as recurring EBITDA / Net Sales

Rhodia Form 6-k - 7/11

Results Fact Sheet: 2005 Enterprise quarterly results

adjusted for Q3 06 discontinued operations

RHODIA	Q1 2005	Q2 2005	Q3 2005	Q4 2005	FY 2005
( M € )
Net Sales	1 096	1 161	1 079	1 185	4 521
Recurring EBITDA	150	145	100	118	513
% Sales*	13.7%	12.5%	9.3%	10.0%	11.3%
Operating Profit	66	34	8	(42)	66

POLYAMIDE
( M € )
Net Sales	419	441	406	444	1 710
Recurring EBITDA	74	71	46	52	243
% Sales*	17.7%	16.1%	11.3%	11.7%	14.2%
Operating Profit	52	38	21	24	135
ACETOW
( M € )
Net Sales	92	105	104	109	410
Recurring EBITDA	23	27	27	23	100
% Sales*	25.0%	25.7%	26.0%	21.1%	24.4%
Operating Profit	15	18	18	14	65
NOVECARE
( M € )
Net Sales	228	239	226	242	935
Recurring EBITDA	28	28	20	20	96
% Sales*	12.3%	11.7%	8.8%	8.3%	10.3%
Operating Profit	19	20	4	10	53
SILCEA
( M € )
Net Sales	93	104	100	96	393
Recurring EBITDA	11	12	11	11	45
% Sales*	11.8%	11.5%	11.0%	11.5%	11.5%
Operating Profit	5	3	(6)	0	2
ECO SERVICES
( M € )
Net Sales	48	55	55	51	209
Recurring EBITDA	11	18	18	10	57
% Sales*	22.9%	32.7%	32.7%	19.6%	27.3%
Operating Profit	6	12	13	5	36
ORGANICS
( M € )
Net Sales	229	225	204	254	912
Recurring EBITDA	18	8	(3)	11	34
% Sales*	7.9%	3.6%	(1.5)%	4.3%	3.7%
Operating Profit	6	(6)	3	(26)	(23)
ENERGY SERVICES
( M € )
Recurring EBITDA	2	7	1	15	25
Operating Profit	(5)	5	1	12	13
CORPORATE & OTHERS
( M € )
Sales & intercompany sales eliminations	(13)	(8)	(16)	(11)	(48)
Recurring EBITDA	(17)	(26)	(20)	(24)	(87)
Operating Profit	(32)	(56)	(46)	(81)	(215)

*Calculated as recurring EBITDA / Net Sales

Rhodia Form 6-k - 8/11

Consolidated income statements as of September 30, 2006

(in millions of euros)	Quarter ended September 30,		Nine months ended September 30,		Full year
	2006 (*)	2005 (*)	2006 (*)	2005 (*)	2005 (*)
Net sales	1 179	1 079	3 593	3 336	4 521
Other revenue	75	75	322	295	435
Cost of sales	(1 023)	(974)	(3 197)	(3 002)	(4 139)
Administrative and selling expenses	(120)	(137)	(379)	(388)	(523)
Research and development expenses	(24)	(27)	(77)	(80)	(104)
Restructuring costs	(2)	(14)	(14)	(43)	(82)
Other operating income/(expenses)	27	6	23	(10)	(42)
Operating profit	112	8	271	108	66
Financial income	29	29	97	90	133
Finance costs	(93)	(103)	(273)	(335)	(496)
Foreign exchange gains/(losses)	2	(14)	5	(69)	(69)
Share of profit/(losses) of associates
Income/(loss) before income tax	50	(80)	100	(206)	(366)
Income tax expense	23	(4)	57	(38)	(53)
Income/(loss) from continuing operations	73	(84)	157	(244)	(419)
loss from discontinued operations	(2)	(37)	(43)	(147)	(196)
Net Income/(loss)	71	(121)	114	(391)	(615)
Attributable to:
Equity holders of Rhodia SA	70	(122)	111	(391)	(616)
Minority interests	1	1	3		1
Income/(loss) per share from continuing operations (in euro) – basic and diluted	0.06	(0.13)	0.13	(0.39)	(0.63)
Income/(loss) per share (in euro) – basic and diluted	0.06	(0.19)	0.10	(0.62)	(0.95)
Weighted average number of shares before dilution	1 204 186 174	627 582 158	1 186 074 328	627 582 158	645 635 891
Weighted average number of shares after dilution	1 207 481 329	627 582 158	1 189 756 561	627 582 158	645 635 891

* unaudited

Rhodia Form 6-k - 9/11

Consolidated balance sheets as of September 30, 2006

Assets
(in millions of euros)	September 30 2006 (*)	December 31 2005
Property, plant & equipment	1 760	2 135
Goodwill	229	244
Other intangible assets	167	154
Investments in associates	4	4
Other non-current financial assets	109	164
Deferred tax assets	177	83
Non-current assets	2 446	2 784
Inventories	606	630
Income tax receivable	21	20
Trade and other receivables	1 017	1 188
Derivative financial instruments	21	42
Other current financial assets	14	5
Cash and cash equivalents	394	920
Assets classified as held for sale	577	57
Current assets	2 650	2 862
TOTAL ASSETS	5 096	5 646
* unaudited

Rhodia Form 6-k - 10/11

Liabilities and shareholders’ equity
(in millions of euros)	September 30 2006 (*)	December 31 2005
Share capital	1 204	1 177
Additional paid-in capital	22	570
Other reserves	136	141
Deficit	(1 795)	(2 580)
Equity attributable to equity holders of Rhodia SA	(433)	(692)
Minority interests	26	26
Total equity	(407)	(666)
Borrowings	1 846	1 975
Retirement benefits and similar obligations	1 146	1 269
Provisions	262	297
Deferred tax liabilities	32	34
Other non-current liabilities	58	46
Non-current liabilities	3 344	3 621
Borrowings	483	1 039
Derivative financial instruments	19	14
Retirement benefits and similar obligations	54	81
Provisions	141	204
Income tax payable	39	31
Trade and other payables	1 028	1 271
Liabilities associated with assets classified as held for sale	395	51
Current liabilities	2 159	2 691
TOTAL EQUITY AND LIABILITIES	5 096	5 646
* unaudited

Rhodia Form 6-k - 11/11

Consolidated statements of cash flows as of September 30, 2006

	Nine months ended September 30,
(in millions of euros)	2006 (*)	2005 (*)
Net loss (Group Share)	114	(391)
Adjustments for :
Depreciation, amortization and impairment of long-term assets	258	396
Net increase/(decrease) in provisions and employee benefits	(77)	(1)
Net increase/(decrease) in financial provisions	1	34
Share of profit/(loss) of associates
Dividends received from associates
Other income and expense	4	(13)
Gain/(loss) on disposal of non-current assets	(2)	14
Income tax expense/(income)	(86)	21
Foreign exchange losses/(gains)	5	101
Cash flow from operating activities before changes in working capital	217	161
Changes in working capital
- (Increase)/decrease in inventories and work in progress	(89)	11
- (Increase)/decrease in trade and other receivables	43	114
- Increase/(decrease) in trade and other payables	(97)	(96)
- Increase/(decrease) in other current assets and liabilities	2	(170)
Net cash from operating activities	76	20
Purchases of property, plant and equipment	(174)	(177)
Purchases of other non-current assets	(26)	(21)
Proceeds on disposal of non-current assets	62	35
(Purchases of)/repayments of loans and financial investments	12	(2)
Net cash (used by) / from investing activities	(126)	(165)
Proceeds from issue of shares, net of costs	36
Dividends paid	(2)
New long-term borrowings, net of costs	9	1175
Repayments of non-current borrowings, net of costs	(508)	(1100)
Net increase/(decrease) in current borrowings	(5)	(152)
Net cash (used by) / from financing activities	(470)	(77)
Effect of foreign exchange rate changes	(6)	37
Net increase/(decrease) in cash and cash equivalents	(526)	(185)
Cash and cash equivalents at the beginning of the year	920	612
Cash and cash equivalents at the end of the year	394	427

* unaudited

Rhodia Form 6-k - 12/11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2006		RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer